SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                         to

Commission File Number 1-10000

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WACHOVIA SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WACHOVIA CORPORATION

One Wachovia Center

Charlotte, North Carolina 28288-0013

(a) The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Independent Auditors’ Report

Financial Statements:

 Statements of Net Assets Available for Benefits, December 31, 2002 and 2001

 Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2002

 Notes to Financial Statements

Supplemental Schedule:

 Schedule of Assets Held for Investment Purposes at End of Year, December 31, 2002

(b) The following Exhibits are filed as part of this Annual Report on Form 11-K:

Independent Auditors’ Consent

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

WACHOVIA SAVINGS PLAN

Financial Statements

and Schedule

As of December 31, 2002 and 2001 and for the

year ended December 31, 2002

(With Independent Auditors’ Report Thereon)

INDEPENDENT AUDITORS’ REPORT

The Benefits Committee

Wachovia Corporation

We have audited the accompanying statements of net assets available for benefits of Wachovia Savings Plan (the Plan), as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Charlotte, North Carolina

June 12, 2003

WACHOVIA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

		December 31,

	2002	2001

ASSETS
Investments, at fair value
Marketable
Stable Fund	$805,776,681	620,565,829
Evergreen U.S. Government Fund	245,043,383	122,379,267
Evergreen Small-Cap Fund	69,879,663	—
Evergreen Growth Fund	87,569,437	144,571,524
Enhanced Stock Market Fund	578,313,615	559,131,696
American Europacific Growth Fund	95,554,417	16,406,842
Dodge and Cox Balanced Fund	308,765,115	—
Dodge and Cox Stock Fund	202,078,530	54,373,745
Montag and Caldwell Growth Fund	50,002,557	—
Strong Advisor Common Stock Fund	69,226,586	—
Franklin Small-Mid Cap Growth Fund	46,678,872	—
Evergreen Foundation Fund	—	188,498,825
Evergreen Fund	—	195,865,466
Evergreen International Growth Fund	—	67,871,915
Evergreen Balanced Fund	—	122,770,525
Wachovia Equity Fund	—	58,474,982
Wachovia Equity Index Fund	—	122,046,719
Wachovia Money Market Fund	—	141,757,181
Wachovia Corporation Common Stock Fund
Wachovia Corporation common stock	—	307,594,215
Cash and cash equivalents	—	7,947,835
Employee Stock Ownership Plan
Wachovia Corporation common stock
Allocated	1,074,228,757	718,174,174
Unallocated	89,500,972	83,442,545
Cash and cash equivalents
Allocated	54,391,649	37,664,400
Unallocated	642,646	643,666

Total marketable investments	3,777,652,880	3,570,181,351
Participants’ loans receivable	148,320,468	139,075,878

Total investments	3,925,973,348	3,709,257,229

Due from brokers for the sale of securities	—	304,540,350

Total assets	3,925,973,348	4,013,797,579

LIABILITIES
Loan payable—Employee Stock Ownership Plan—unallocated	47,147,199	49,273,002

Net assets available for benefits	$3,878,826,149	3,964,524,577

See accompanying notes to financial statements.

WACHOVIA SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2002

	Participant Directed	Employee Stock Ownership Plan— Unallocated	Total

ADDITIONS TO PLAN ASSETS
Investment income
Interest on loans	$9,037,138	—	9,037,138
Net depreciation in fair value of investments	(128,623,391)	15,714,375	(112,909,016)

Total investment loss, net	(119,586,253)	15,714,375	(103,871,878)
Employer contributions	174,172,915	3,880,996	178,053,911
Employee contributions	249,489,844	—	249,489,844
Net assets contributed through mergers	16,143,708	—	16,143,708
Transfers from other funds	1,020,789,505	—	1,020,789,505

Total additions to plan assets	1,341,009,719	19,595,371	1,360,605,090

DEDUCTIONS FROM PLAN ASSETS
Participants’ withdrawals	421,222,616	—	421,222,616
Transfers to other funds	1,013,668,741	7,120,764	1,020,789,505
Interest expense	—	4,291,397	4,291,397

Total deductions from plan assets	1,434,891,357	11,412,161	1,446,303,518

Decrease in net assets available for benefits	(93,881,638)	8,183,210	(85,698,428)
Net assets available for benefits
Beginning of year	3,929,711,368	34,813,209	3,964,524,577

End of year	$3,835,829,730	42,996,419	3,878,826,149

See accompanying notes to financial statements.

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 and 2001

NOTE 1: DESCRIPTION OF PLAN

On September 1, 2001, First Union Corporation merged with Wachovia Corporation and the merged entity retained the name Wachovia Corporation. As a result of the merger, on January 1, 2002, the name of the First Union Corporation Savings Plan was changed to Wachovia Savings Plan (the “Plan”).

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

GENERAL

Wachovia Corporation and its subsidiaries (the “Companies”) sponsor the Plan, which is designed to promote savings for retirement, and which is a defined contribution plan. The Companies’ and employee contributions are held in trust and earn income tax-free until distributed. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 1999, the portion of the Plan invested in the Wachovia Corporation Common Stock Fund was amended to be an employee stock ownership plan that invests primarily in employer securities. The first one percent of the Companies’ matching contribution is made in Wachovia Corporation common stock. Each employee can immediately elect to liquidate the Company’s common stock credited to the employee’s account by transferring the value of the common stock to any of a number of investment options available within the Plan. The Companies have adopted the American Institute of Certified Public Accountants Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters”.

ELIGIBILITY, CONTRIBUTIONS AND BENEFITS

Under the Plan, an employee is eligible to make contributions beginning on the first month in which the employee has completed one full calendar month of service. The employee is eligible to receive employer matching contributions after one year of service. Employee contributions, pre-tax and after-tax, are elected by the participant and cannot exceed 15 percent of the employee’s gross compensation. The maximum percentage of the employer matched contribution is determined annually by the Executive Vice President of the Human Resources Division or by the Board of Directors of Wachovia Corporation, and the contribution amounts are paid from net income or accumulated earnings in accordance with the provisions of the Internal Revenue Code of 1986 as amended together with all regulations, revenue rulings and revenue procedures issued thereunder (the “Code”). The employer’s matching contribution cannot exceed 6 percent of a participant’s base compensation. Beginning in 1999, the first one percent of the employer’s contribution was made in Wachovia Corporation common stock. Participants are fully vested in their entire account balances at all times.

Four types of withdrawals are allowed under the Plan: normal, specified cause, hardship and after age 59 1/2. Each type of withdrawal must be approved by the Benefits Committee (the “Committee”). Participants may withdraw up to their entire account balance, depending on the type of withdrawal, net of applicable withholdings and/or loan balances, or a minimum of $500. The amount of tax withholding depends on the type of withdrawal. In addition, participants may elect to receive current distributions of cash dividends on shares of Wachovia Corporation common stock allocated to them under the Employee Stock Ownership Plan portion of the Plan.

Participants may borrow up to 50 percent of the balance of their accounts with a minimum loan of $1,000 and a maximum loan of $50,000. Loan balances are charged interest at a fixed rate for the life of the loan. The interest rate is determined at origination as the prime interest rate in use by Wachovia Bank, National Association, on the business day preceding the date the loan is processed. Loans are made for a minimum of 12 months or a maximum of 60 months, except that if the loan is used to acquire the participant’s principal residence, the maximum term is 180 months. Loan repayments are generally made semi-monthly as a payroll deduction. If a participant retires or is otherwise terminated, the loan balance must be paid in full or the outstanding balance will be considered as a taxable distribution.

Participants, at retirement, may elect to receive a distribution of their account balances. A participant is considered retired if it is the participant’s 65th birthday, if it is the participant’s 50th birthday with 10 or more years of service, or if it is determined that the participant is totally disabled. Distributions may be made in a lump sum, in installments or in a combination of both. Installment payments must be in multiples of $50 over a period not to exceed the life expectancy of the participant. Distribution of a retired participant’s account balance must begin at age 70 1/2.

Although the employer has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. If the Plan is terminated, the accounts of each participant shall be adjusted in accordance with Plan provisions.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

PARTICIPANT DIRECTED

In accordance with the Plan provisions, Plan earnings are allocated to participants' accounts on a daily basis. The investment options available to participants at December 31, 2002 and 2001, are presented below.

Stable Fund

This fund invests in a diversified portfolio of high quality securities, primarily consisting of Guaranteed Investment Contracts (“GICs”), collateralized synthetic GIC contracts and cash equivalents. Target duration is 1.5 to 3.0 years. Its investment objective is preservation of principal with stable market value.

Evergreen U.S. Government Fund

This fund invests primarily in U.S. Treasury securities and other securities issued by the U.S. government, its agencies or instrumentalities. Its investment objective is a high level of current income with stability of principal.

Evergreen Small-Cap Fund

This fund normally invests at least 80 percent of its assets in common stocks of small U.S. companies whose market capitalizations fall within the range tracked by the Russell 2000 index. Its investment objective is long-term capital growth.

Evergreen Growth Fund

This fund invests primarily in common stocks of small to medium-sized companies which the fund’s manager believes are demonstrating strong and consistent earnings growth not fully recognized in their stock price. Its investment objective is long-term capital growth.

Enhanced Stock Market Fund

This fund uses a diversified equity strategy that invests in both value and growth oriented companies. The Fund’s portfolio sector and industry weights reflect those in the S&P 500 Index. Its investment objective is to achieve a total rate of return which closely tracks the return of the S&P 500 Index over time.

American Funds Europacific Growth Fund

This fund invests in strong, growing companies based chiefly in Europe and the Pacific Basin, ranging from small firms to large corporations. The fund invests primarily in common and preferred stocks, convertibles, American Depositary Receipts, European Depositary Receipts, bonds and cash. Its investment objective is long-term capital growth.

Dodge and Cox Balanced Fund

This fund invests in equities that management believes to be temporarily undervalued by the stock market but that have a favorable outlook for long-term growth. The fund also invests in a diversified portfolio of investment grade fixed-income securities, such as U.S. government obligations, mortgage and asset-backed securities, and corporate bonds. Its investment objective is regular income and conservation of principal.

Dodge and Cox Stock Fund

This fund invests primarily in a broadly diversified portfolio of common stocks. The fund consists of stocks that the management team believes are temporarily undervalued but have a favorable outlook for long-term growth. Its investment objective is long-term growth of principal and income.

Montag and Caldwell Growth Fund

This fund invests in equity securities that the management team believes are undervalued based upon the issuer’s estimated earning power and ability to produce strong earnings growth over the next twelve to eighteen months. Its investment objective is long-term capital appreciation.

Strong Advisor Common Stock Fund

The fund invests in small- to medium-sized companies that the management team believes are under-researched and attractively valued. Its investment objective is long-term capital growth.

Franklin Small-Mid Cap Growth Fund

This fund invests at least 80 percent of its net assets in equity securities of small- to medium-sized companies with market capitalization values of less than $8.5 billion. Its investment objective is long-term capital growth.

Wachovia Corporation Common Stock Fund

This fund invests primarily in Wachovia Corporation common stock and varying levels of short-term cash equivalent investments. Dividends allocated to each participant’s account are reinvested in additional units of Wachovia Corporation common stock or paid out in cash at each participant’s election. Its primary investment objective is long-term capital appreciation.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DISCONTINUED INVESTMENT OPTIONS

As of December 31, 2002, funds no longer available as an investment option were the Evergreen Foundation Fund, Evergreen Fund, Evergreen International Growth Fund, Evergreen Balanced Fund, Wachovia Equity Fund, Wachovia Equity Index Fund, and the Wachovia Money Market Fund.

MERGERS WITH FINANCIAL INSTITUTIONS

Since 1985, Wachovia Corporation has acquired several financial institutions. The employees of these institutions have been allowed to participate in the Plan as of the consummation date of each respective merger.

Generally, the assets and obligations of acquired plans are recorded by the Plan pursuant to the amended and restated Plan document which identifies the date of the respective merger when the assets and obligations of the acquired plan legally transfer to the Plan.

In April 1998, CoreStates Financial Corp was acquired by Wachovia Corporation. Assets of their plans, which were approximately $955 million, were transferred to the Plan on January 14, 1999.

In June 1998, The Money Store Inc. was acquired by Wachovia Corporation. Assets of their plan, which were approximately $89 million, were transferred to the Plan on July 15, 1999.

In 1999, assets of the savings plans of Questpoint; Bowles, Hollowell, Conner and Co.; Tattersall Advisory Group Inc.; and Congress Talcott were merged into the Plan. Their plan assets were approximately $4 million, $8 million, $1 million and $15 million, respectively.

In October 1999, Everen Capital Corporation was acquired by Wachovia Corporation. Assets of their plan, which were approximately $705 million, were transferred to the Plan on November 1, 1999. The plan included a self-directed investment option, allowing participants to invest their account balances in any investment, within certain specified limitations. The assets subject to the Everen self-directed investment option were liquidated by January 31, 2001.

In April 1998, Nationwide Remittance Centers, Inc. was acquired by Wachovia Corporation. Assets of their plan, which were approximately $1 million, were transferred to the Plan on August 31, 2000.

In 2001, assets of the savings plans of The Tribus Companies, Inc., Pivot.com and JWGenesis Financial Corporation were merged into the Plan. Their plan assets were approximately $6 million, $1 million and $3 million, respectively.

On December 31, 2001, the legacy Wachovia Corporation Retirement Savings and Profit Sharing Plan (“RSPSP”) merged into the Plan. The RSPSP had assets of $1 billion.

In 2002, assets of the savings plans of The Rhodes Agency, Hamilton Dorsey and Offitbank were merged into the Plan. Their plan assets were approximately $3 million, $5 million and $8 million, respectively.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

The specific identification method is used in determining the cost of securities. Security transactions are recognized on the trade date (the date the order to buy or sell is executed). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Investments in cash management accounts and participants’ loans receivable are stated at cost which approximates fair value. Investments in commercial paper, U.S. Government and agency securities, corporate bonds, mutual funds, collective investment funds and common stocks are stated at fair value, which is based on closing market quotations.

In accordance with the American Institute of Certified Public Accountants Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefits Plans and Defined-Contribution Pension Plans”, the Stable Fund’s holdings of investment contracts are generally stated at contract value plus accrued interest because they are considered to be benefit responsive, thus providing reasonable access to the funds by participants. If Plan management is aware that an event has occurred that may affect the ability to recover the full value of a contract, the contract is reported at its estimated realizable value. Otherwise the contract value of investment contracts, including any accrued interest approximates the fair value.

Interest and dividends earned on marketable investments are treated as gains in appreciation of the fair value of the fund, since all income received by the fund is reinvested in the fund and thus increases the participants’ share value.

BASIS OF PRESENTATION

The accompanying financial statements are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect reported amounts of assets, liabilities and obligations and disclosure of contingent liabilities at the date of the financial statements, as well as additions to and deductions from these amounts during the reporting period. Actual results could differ from those estimates.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: INVESTMENTS

Under the terms of the Plan, Wachovia Bank, National Association (the “Trustee”), a wholly-owned subsidiary of Wachovia Corporation and a related party-in-interest, holds the assets of the Plan in bank-administered trust funds. Investments that represent five percent or more of the Plan’s net assets are separately identified below.

The investment contracts held by the Stable Fund have crediting interest rates ranging from 1.95 percent to 8.00 percent and 5.16 percent to 8.00 percent at December 31, 2002 and 2001, respectively. The average yields for the investment contracts ranged from 1.95 percent to 8.00 percent and 5.16 percent to 8.00 percent for the years ended December 31, 2002 and 2001, respectively.

	December 31,

	2002	2001

INVESTMENTS, AT FAIR VALUE
Marketable
Stable Fund	$805,776,681	620,565,829
Evergreen U.S. Government Fund	245,043,383	—
Enhanced Stock Market Fund	578,313,615	559,131,696
Dodge and Cox Balanced Fund	308,765,115	—
Dodge and Cox Stock Fund	202,078,530	—
Wachovia Corporation Common Stock Fund	—	315,542,050
Employee Stock Ownership Plan Wachovia Corporation common stock	$1,163,729,729	801,616,719

In connection with the merger of the RSPSP into the Plan at December 31, 2001, investments in certain mutual funds of the RSPSP were sold but the trades had not yet settled at December 31, 2001, and accordingly, a receivable for the amount sold is recorded as due from brokers for the sale of securities in the accompanying statements of net assets available for benefits.

The appreciation (depreciation) in value of the Plan’s investments (including investments bought, sold and held during the year) is presented below.

Year Ended December 31,

2002

Stable Fund	$14,304,206
Evergreen U.S. Government Fund	15,973,692
Evergreen Small-Cap Fund	(14,846,893)
Evergreen Growth Fund	(33,878,821)
Enhanced Stock Market Fund	(128,411,368)
American Europacific Growth Fund	(15,612,941)
Dodge and Cox Balanced Fund	10,954,323
Dodge and Cox Stock Fund	(23,453,491)
Montag and Caldwell Growth Fund	(12,921,704)
Strong Advisor Common Stock Fund	(15,668,812)
Franklin Small-Mid Cap Growth Fund	(17,277,761)
Evergreen Foundation Fund	1,154,324
Evergreen Fund	(40,732,672)
Evergreen International Growth Fund	707,005
Evergreen Balanced Fund	(46,203,133)
Wachovia Equity Fund	(8,435,198)
Wachovia Equity Index Fund	(7,238,878)
Wachovia Corporation Common Stock Fund—allocated	192,964,731
Wachovia Corporation Common Stock Fund—unallocated	15,714,375

Net depreciation	$(112,909,016)

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4: INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Companies by a letter dated May 23, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. In 2002, the Plan was amended as required by the determination letter. Therefore, no provision for income taxes has been made in the accompanying financial statements. The Committee files an annual information return with the Department of Labor.

NOTE 5: RELATED PARTY TRANSACTIONS

The Evergreen U.S. Government Fund, the Evergreen Small-Cap Fund, and the Evergreen Growth Fund are mutual funds managed by subsidiaries of Wachovia Bank, National Association, which is a subsidiary of Wachovia Corporation. The Enhanced Stock Market Fund and the Stable Fund investments are managed by Wachovia Bank, National Association. The Wachovia Corporation Common Stock Fund is also managed by Wachovia Bank, National Association, and it is principally comprised of shares of Wachovia Corporation common stock.

Wachovia Bank, National Association, a party in interest, serves as the trustee for the Plan. In 2002, the Companies paid administrative expenses on behalf of the Plan, amounting to $2,609,582.

(Continued)

WACHOVIA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6: LOANS PAYABLE

Upon the merger of the CoreStates Employee Stock Ownership and Savings Plan into the Plan in 1999, Wachovia Bank, National Association, assumed all obligations of CoreStates Financial Corp under the loan agreement dated October 27, 1994, pursuant to which Meridian Trust Company issued to Meridian Bancorp, Inc. its promissory note dated October 27, 1994, in the amount of $60,000,000, with a maturity date of October 1, 2014, and bearing an interest rate of 8.85 percent. The Companies are obligated to make contributions to maintain debt service.

The loan was originally collateralized by 3,274,816 shares of Wachovia Corporation common stock. The loan repayment schedule is as follows:

2003	$2,320,273
2004	2,532,533
2005	2,764,211
2006	3,017.082
2007	3,293,087
Thereafter	$33,220,013

As the Plan makes each payment of principal and interest, an appropriate percentage of common stock will be available to fund the Companies’ one percent match in accordance with the provisions of the Plan document. If shares made available after payment of principal are in excess of those amounts required to fund the Companies’ one percent matching contribution, those shares may be utilized to fund the Companies’ matching contribution where participants have elected to invest in the Wachovia Corporation Common Stock Fund or in participant contributions where participants have elected to invest in Wachovia Corporation common stock. Shares vest fully upon allocation. Dividends allocated to each participant’s account are reinvested in additional units of Wachovia Corporation common stock or paid out in cash at each participant’s election. Dividends on allocated shares not distributed currently to participants may be either distributed or reinvested in Wachovia Corporation common stock at the discretion of the Companies. The Companies have elected to reinvest the dividends.

The borrowing is collateralized by 2,456,119 unallocated shares of Wachovia Corporation common stock at December 31, 2002, and is guaranteed by the Companies. In 2002, 204,676 shares were released based on principal and interest paydowns on the loan. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan for the year 2002 present separately the assets and liabilities and changes therein pertaining to: (a) the accounts of employees with vested rights in allocated stock, and (b) stock not yet allocated to employees (Unallocated).

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is required to vote all shares in the Plan, including unallocated shares, in proportion to the response received for participants and beneficiaries with respect to stock allocated to participant accounts.

The fair value of the loan payable is based on the current rates available to the Plan for debt with the same or similar maturities and terms. As of December 31, 2002 and 2001, the loan payable was recorded at $47,147,199 and $49,273,002, respectively, and had an estimated fair value of $59,811,652 and $58,304,128 at December 31, 2002 and 2001, respectively.

SCHEDULE 1

WACHOVIA SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets Held for Investment Purposes at End of Year

	December 31, 2002

Identity of Issue	Par Value or Number of Units	Fair Value

MUTUAL FUNDS
Evergreen U.S. Government Fund *	20,223,440	$245,043,383
Evergreen Small-Cap Fund *	4,100,919	69,879,663
Evergreen Growth Fund *	7,614,734	87,569,437
American Europacific Growth Fund	4,161,778	95,554,417
Dodge and Cox Balanced Fund	5,082,553	308,765,115
Dodge and Cox Stock Fund	2,295,043	202,078,530
Montag and Caldwell Growth Fund	2,668,226	50,002,557
Strong Advisor Common Stock Fund	4,334,789	69,226,586
Franklin Small-Mid Cap Growth Fund	2,112,166	46,678,872

Total Mutual Funds		1,174,798,560

COLLECTIVE INVESTMENT FUNDS
Enhanced Stock Market Fund *	10,438,478	578,313,615

STABLE FUND *
CASH MANAGEMENT ACCOUNTS
Valiant General Fund	42,741,782	42,741,782

MUTUAL FUNDS
SEI Stable Asset Fund	100,329,305	100,755,882

CORPORATE BONDS
NPF XII Incorporated, 2.3%, due 6/1/04	10,000,000	4,515,333

Total Corporate Bonds		4,515,333

INVESTMENT CONTRACTS
Metropolitan Life Insurance Company, 6.02%, due 3/16/07	5,000,000	5,228,487
Principal Life Insurance Company, 6%, due 3/16/07	5,000,000	5,227,733
New York Life Insurance Company, Contract #GA31326-001, 5.16%, due 8/27/04	20,000,000	20,359,079
AIG Financial Products, Contract #443423, 3.60%, open-ended maturity	40,000,000	40,112,558
Bank of America, Contract #02-135, 3.60%, open-ended maturity	40,000,000	40,112,558
State Street Bank & Trust Company, Contract #102-078, 3.60%, open-ended maturity	40,000,000	40,112,558
CDC-Ixis,Contract #1843-01 4.66%, open-ended maturity	40,000,000	40,124,079
UBS Warburg, Contract #3103, 3.60%, open-ended maturity	40,000,000	40,112,558
AIG Financial Products, Contract #443424, 1.96%, due 4/26/05	63,151,602	63,158,319
Bank of America, Contract #02-136, 1.96%, due 4/26/05	63,151,602	63,158,319
State Street Bank & Trust Company, Contract #102-087, 1.96%, due 4/26/05	63,151,602	63,158,319
UBS Warburg, Contract #3105, 1.95%, due 4/26/05	63,151,602	63,158,285
Monumental Life Insurance Company, Contract #ADA00198ST, 3.86%, open-ended maturity	11,471,186	11,471,186
Mass Mutual Contract, Contract #IG12738, 5.75%, due 1/1/05	564,664	572,064
Principal Life Insurance Company, Contract #4-40344-1, 7.13%, due 9/15/03	10,000,000	10,205,879
John Hancock Mutual Life Insurance Company, Contract #14478GAC, 7.62%, due 9/7/04	10,000,000	10,232,013
Canada Life Assurance Company, Contract #P46050, 7.17%, due 11/15/04	10,000,000	10,087,651
Allstate Life Insurance Company, Contract #GA6225, 7.25%, due 12/1/04	10,000,000	10,057,694
Principal Life Insurance Company, Contract #4-40344-2, 7.91%, due 2/10/05	10,000,000	10,701,348
Travelers Insurance Company, Contract #GR17599, 7.84%, due 5/5/05	10,000,000	10,508,819
Travelers Insurance Company, Contract #GR17617, 8.00%, due 8/25/05	10,000,000	10,273,566

(Continued)

SCHEDULE 1

WACHOVIA SAVINGS PLAN

Schedule H, Line 4i—Schedule of Assets Held for Investment Purposes at End of Year

	December 31, 2002

Identity of Issue	Par Value or Number of Units	Fair Value

John Hancock Mutual Life Insurance Company, Contract #15026GAC, 7.3%, due 9/1/05	10,000,000	10,234,348
Allstate Life Insurance Company, Contract #GA6298, 7.37%, due 9/1/05	10,000,000	10,236,543
John Hancock Mutual Life Insurance Company, Contract #15079GAC, 7.25%, due 11/10/05	5,000,000	5,049,139
Principal Life Insurance Company, Contract #4-40344-3, 7.25%, due 11/10/05	5,000,000	5,049,139
Pacific Life Insurance Company, Contract #G2618802, 6.27%, due 6/30/06	10,000,000	10,947,947
Travelers Insurance Company, Contract #GR18225, 5.75%, due 9/15/06	10,000,000	10,449,408
Monumental Life Insurance Company, Contract #SV04249Q, 5.59%, due 5/15/07	10,000,000	10,340,987
Metlife, Contract #0025204, variable rate, due 1/1/2099	24,542,190	24,542,190

Total Investment Contracts		654,982,773

Accrued receivable on assets of the stable fund		2,780,911

Total Stable Fund		805,776,681
EMPLOYEE STOCK OWNERSHIP PLAN
Wachovia Corporation common stock *
Allocated	29,479,384	1,074,228,757
Unallocated (a)	2,456,119	89,500,972
Valiant General Fund—Cash Management Account
Allocated	54,391,649	54,391,649
Unallocated (b)	642,646	642,646

Total Employee Stock Ownership Plan		1,218,764,024

Participants’ loans receivable, various maturities, rates from 4.25% to 11.50% *		148,320,468

Total investments		$3,925,973,348

*	Party-in-Interest.

(a)	Cost of plan assets for this nonparticipant-directed investment is $36,232,088.
(b)	Cost of plan assets for this nonparticipant-directed plan is $642,553.

See	accompanying independent auditors’ report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WACHOVIA SAVINGS PLAN

/s/ BENJAMIN J. JOLLEY
Benjamin J. Jolley
Senior Vice President

June 19, 2003

EXHIBIT INDEX

Exhibit No.	Description	Location
(23)	Independent Auditors’ Consent	Filed herewith

(99)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith